UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to_____________

Commission file number    001-14905

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

The Lubrizol Corporation Employees' Profit

Sharing and Saving Plan

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE lubrizol corporation employees’

PROFIT SHARING and savings plan

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024	3

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2025 and 2024	4

Notes to Financial Statements
For the Years Ended December 31, 2025 and 2024	5-12

SUPPLEMENTAL SCHEDULE*:
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2025	13-14

SIGNATURES	16

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan

Wickliffe, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Maloney + Novotny LLC

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio
May 22, 2026

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	December 31,
	2025	2024
ASSETS:
Investment in Plan Trust:
Investment at fair value	$1,444,733	$1,298,961
Investment at contract value	124,166	132,294
Total investment held by the Plan Trust	1,568,899	1,431,255
Notes receivable from participants	20,426	19,924
Contributions receivable	24,756	22,946
NET ASSETS AVAILABLE FOR BENEFITS	$1,614,081	$1,474,125

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	Years Ended December 31,
	2025	2024
ADDITIONS:
Investment income:
Interest and dividends	$13,176	$13,198
Net appreciation in fair value of investments	200,854	168,846
Total investment income	214,030	182,044
Interest income on notes receivable from participants	1,637	1,456
Contributions:
Participants	51,323	52,754
Employer	50,702	48,631
Total contributions	102,025	101,385
Total additions	317,692	284,885
DEDUCTIONS:
Distributions to participants	176,945	168,286
Fees	791	726
Total deductions	177,736	169,012
INCREASE IN NET ASSETS	139,956	115,873
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	1,474,125	1,358,252
NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$1,614,081	$1,474,125

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

1.
DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All investments of the Plan are held by Empower Trust Company, LLC (“Trustee”) in participant-directed investment funds and the Plan’s recordkeeper is Empower Retirement, LLC (“Empower”).

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Chief Executive Officer of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and timing of benefit distributions and authorization of disbursements from the Plan, as well as the selection of the recordkeeper.

The Retirement and Savings Plans Investment Committee, which is also appointed by the Chief Executive Officer of the Company, reviews and approves investment and funding strategies, objectives and policies, and makes any necessary or desirable changes; reviews, selects and monitors the performance of investment options for participants in the Plan; and appoints and removes investment managers, trustees, consultants and other service providers (other than the recordkeeper) and monitors the performance, fees and expenses of each. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

Participation and Contributions—All regular employees of the Company and of participating subsidiaries and affiliates are eligible for participation on the first day of covered employment.

The combined before-tax (“CODA”), after-tax Roth 401(k) (“Roth”) and after-tax (“Supplemental”) contributions are limited to 75% of eligible compensation for both highly and non-highly compensated employees. Company Matching contributions equal 100% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation. This matching contribution is intended to enable the Plan to meet the rules of a 401(k) safe harbor plan. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Plan contributions was $350,000 and $345,000 for 2025 and 2024, respectively.

CODA and Company Matching contributions are excluded from the participants’ taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental contributions are made on an after-tax basis and are therefore included in the participants’ taxable income in the period of contribution. Participants who turned at least age 50 during 2025 or 2024 were eligible to elect to make an additional before-tax or Roth Catch-up contribution of up to $7,500 for 2025 and 2024, or up to $11,250 for participants who turned age 60, 61, 62, or 63 for 2025, if they met one of the following conditions:

a.
Elected to make before-tax and Roth 401(k) contributions of 75% of eligible compensation; or
b.
Contributed $23,500 or $23,000 for the 2025 or 2024 plan years, respectively.

Newly eligible employees, both new hires and rehires, are subject to automatic enrollment. Participants will be automatically enrolled in the Plan at a CODA contribution rate of 6%.

There is a 30-day opt-out period during which participants may change their CODA contribution rate or elect not to contribute (“opt-out”). If participants do not make a positive election or opt-out, contributions will begin to be withheld as soon as administratively possible following the end of the 30-day period. CODA contributions and Company Matching contributions will be invested in the applicable State Street Target Retirement Fund that most closely matches a retirement age of 65. Once enrolled, participants may choose to change the election percentage, reallocate investments or stop contributing at any time.

For participants who become participants on or before January 1 of the current year with plan contribution rates between 0% and 14% of pay (whether those contributions are CODA, Roth, Supplemental, or any combination) as of July 1 of the current year, such participants will automatically have their CODA contribution rate increase to the next higher full percent starting the first full pay period after July 1 of the current year (or as soon thereafter as administratively practicable). Automatic escalation will continue each year until participants are contributing 15%, which is an increase from 10% in 2024.

For participants who become participants after January 1 of any year, automatic escalation will work as described above, except that the first automatic escalation will not occur until July 1 of the year following the year a participant was hired.

Any additional contributions made to a participant’s Plan account as a result of auto escalation will be invested in the Plan’s core investment funds in accordance with the participant’s election on file. If a participant does not have an election on file, those amounts will be invested in the applicable State Street Target Retirement Fund that most closely matches a retirement age of 65.

Participants have the right to opt-out of their scheduled auto escalation before it would otherwise take effect. The opt-out election affects only the 12-month period for which the election is made. If the participant does not want to be automatically escalated on the following July 1, the participant will need to opt-out again.

The Company contributes an annual amount (“Age-Weighted Contribution”) to the Plan for certain employees. The Age-Weighted Contribution is determined according to the rules contained in the Plan document and is allocated to each participant’s account based upon the year-end compensation and age of the employee, as defined in the Plan document.

The following table shows the percentage of compensation the Company will contribute to a participant’s account.

Participant’s age on last day of Plan Year	Contribution percentage
Under Age 36	3.00%
36 – 40	3.75%
41 – 45	4.50%
46 – 50	5.25%
51 – 55	6.00%
56 – 60	6.75%
Age 61 and Older	7.50%

The Company may also contribute a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan (“Profit Sharing”). The Profit Sharing contributions are determined by the Organization and Compensation Committee of the Company and are allocated to each participant’s profit sharing account based upon the year-end compensation of the employee, as defined in the Plan document. Future Profit Sharing contributions are not anticipated at this time.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions from certain other tax-qualified plans by or on behalf of an employee in accordance with procedures established by the Company. The Plan does not accept Roth rollover contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, allocations of the Company Matching, Age-Weighted, and Profit Sharing contributions, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of their CODA, Roth and Supplemental contributions in one or more of the Plan’s investment funds in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching and Age-Weighted contributions made to their account into any of the Plan’s investment funds. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate once daily a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up, Age-Weighted, and Profit Sharing contributions among the available investment funds in increments of 1% of the total amount to be reallocated or through the transfer of specified amounts. Participants may elect investment of their CODA, Roth and Supplemental contributions, up to 50% of their vested account balance, in one or more mutual funds through a self-directed brokerage account.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up, Age-Weighted, and Profit Sharing contributions will be deposited in the applicable State Street Target Retirement Fund with the date that most closely matches a retirement age of 65.

Vesting and Distributions—Participants are immediately vested in employee and certain Company contributions.

Active participants vest in the Age-Weighted Contribution at a rate of 34% after one year of eligible service, 67% after two years of eligible service and 100% after three years. Participants also will become 100% vested if their participation in the Plan ends due to retirement on or after age 55, total and permanent disability, or death.

Participants may request voluntary withdrawals of their Supplemental contributions and may also apply for hardship withdrawals from their CODA, Roth, Catch-up and Roth Catch-up contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan’s recordkeeper, or request an in-service distribution upon attainment of age 59 1⁄2. Active participants may request an in-service distribution of Company Matching contributions attributable to periods prior to January 1, 2015 at age 55, and Company Matching contributions attributable to periods on and after January 1, 2015 at age 59 1⁄2.

Participants may request an in-service distribution of their Age-Weighted Contributions upon attainment of age 59-1/2. Upon attainment of age 55, vested active participants may request an in-service distribution. If a distribution is made prior to age 59-1/2, it can be in the form of monthly, quarterly or annual installments over a fixed period of time, not to exceed the lifetime of the participant or as a lump-sum distribution. These installments may be adjusted in the year a participant reaches age 59-1/2 or becomes disabled. Hardship withdrawals of Age-Weighted Contributions are not allowed under the Plan.

When a participant’s employment terminates, the participant’s vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent at the participant’s election.

The Plan provides for the automatic distribution of Plan balances of a separated participant (or a participant’s beneficiary, in the event of the participant’s death) of $7,000 or less, which is an increase from $5,000 or less in 2024 and, if the Participant does not otherwise elect to receive such distribution as a payment or as direct rollover to another plan, to provide for the rollover of such balance to an individual retirement account established for the Participant.

Notes Receivable From Participants—The Plan allows participants to borrow up to the lesser of $50,000, 100% of the value of their CODA, Roth, Catch-up, vested Matching and Rollover accounts, or 50% of their vested total account balance. Each participant is restricted to two outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant’s account. The repayment period may not be more than five years except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts may be used to reduce future Company contributions or offset Plan expenses.

In 2025 and 2024, the forfeiture balance at year end totaled $215,468 and $342,203, respectively. Subsequent to year end 2025 and 2024, $223,067 and $371,929 of the current forfeiture balance, respectively, was used to reduce Company contributions and is netted with the respective year’s contribution receivable balance.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value other than the guaranteed investment contracts (“GICs”) included in the Stable Value Fund. GICs are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is generally recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values. See Note 5 for discussion of fair value measurements.

Notes Receivable From Participants —Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Expenses—Other than as described below, no fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are paid directly by the Company. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

A participant’s account is charged a fee of $75.00 for each loan taken by the participant. If expedited mailing of a loan or distribution check is requested, an additional fee is charged to the participant’s account.

A participant who invests in the self-directed brokerage account is charged a $50.00 annual fee which is deducted quarterly ($12.50 per quarter) from the participant’s account. In addition, any mutual fund investment purchased or sold through the self-directed brokerage account may carry with it additional fees. The Empower Brokerage Fee Schedule provided to participants details such fees including a redemption fee of $50.00 for almost any mutual fund investment that is not held for at least 30 days.

A QDRO fee of $300.00 applies when the Plan is presented with a qualified domestic relations order for review and processing, and is deducted in equal portions from the accounts of the participant and the alternate payee.

Other fees primarily represent investment management advisory fees that are charged to individual participants who select this fee-based service. Fees for the aforementioned services are paid to Empower Advisory Group, LLC for 2025 and Advised Assets Group, LLC for 2024.

Payment of Benefits—Payments are recorded when paid.

3.
DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund invests in stable value investment contracts issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options. Goldman Sachs Asset Management manages the investments of the fund.

The Core Fixed Income Fund invests in a mutual fund, the Baird Aggregate Bond Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 65% fixed income and 35% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2025 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 54% fixed income and 46% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2025.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 42% fixed income and 58% equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2035 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 31% fixed income and 69% in equities and real estate. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2035.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 24% fixed income and 76% equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2045 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 17% fixed income and 83% in equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2045.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 13% fixed income and 87% equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Target Retirement 2055 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% in equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2055.

The Target Retirement 2060 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2060.

The Target Retirement 2065 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2065.

The Target Retirement 2070 Fund is an actively managed collective trust fund by State Street Investment Management and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2070.

The Large Cap Core Equity Passive Fund invests in a collective trust fund, the State Street S&P 500 Index Fund maintained by State Street Investment Management, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Value Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Value Index Fund maintained by State Street Investment Management, which invests in the common stocks included in the FTSE Russell 1000 Value Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Value Index.

The Large Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Growth Index Fund maintained by State Street Investment Management, which invests in the common stocks included in the FTSE Russell 1000 Growth Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Growth Index.

The Small Mid Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Small Mid Cap Index Fund maintained by State Street Investment Management, which invests in the common stocks included in the FTSE Russell Small Cap Completeness Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell Small Cap Completeness Index.

The Mid Cap Value Equity Fund invests in a collective trust fund, the T. Rowe Price Mid Cap Value Fund, which invests primarily in a portfolio of common stocks of mid capitalization companies that are believed to have high financial strength and are attractively priced relative to their intrinsic value.

The Mid Cap Growth Equity Fund invests in a collective trust fund, the Federated Hermes MDT Mid Cap Growth Equity Fund, which invests primarily in securities of mid capitalization companies that are believed to have above-average earnings growth potential.

The Small Cap Value Equity Fund invests in a mutual fund, the Nomura Small Cap Value Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Growth Equity Fund invests in a mutual fund, the Hartford Small Cap Growth Fund, which invests primarily in a portfolio of common stocks of small market capitalization companies that are believed to have superior growth potential.

The International Core Equity Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund, which invests in a diversified portfolio of common stocks and other equity-like securities of issuers domiciled outside the United States.

The International Small-Mid Cap Equity Fund invests in a collective trust fund, the Artisan International Small-Mid Cap Fund. The fund invests primarily in a diversified portfolio of equity securities with small and mid-market capitalizations that are traded principally in markets outside the United States.

The Emerging Markets Equity Fund invests in a mutual fund, the DFA Emerging Markets Core Equity 2 Fund, which invests in a diversified portfolio of equity securities of issuers domiciled in the Emerging Markets.

The International All Cap Equity Passive Fund invests in a collective trust fund, the State Street Global All Cap Equity ex-US Index Fund maintained by State Street Investment Management, which invests in the common stocks included in the MSCI All Country World IMI Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the MSCI All Country World IMI Index.

The Berkshire Hathaway Class B Stock Fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

The self-directed brokerage account is a brokerage account offered in the Plan and provided through Empower Brokerage. It gives participants access to thousands of mutual funds. Unlike the Plan’s current investment options, transaction fees and operating expense fees generally apply to the mutual funds available through the self-directed brokerage account.

Participants may invest up to 50% of their total vested Plan account balance through the self-directed brokerage account. The minimum initial transfer into the self-directed brokerage account is $1,000 per account. Participants will need to establish separate accounts (each with a $1,000 minimum and subject to applicable fees) for amounts transferred from before-tax and Roth 401(k) accounts. The mutual fund participant’s selection may also require a minimum investment. An investment in the self-directed brokerage account must come from the current Plan balance through a funds transfer; participants cannot elect to directly invest future contributions, including loan repayments, into the self-directed brokerage account.

No more than 50% of a participant’s future investment elections may be invested in the Berkshire Hathaway Class B Stock Fund.

4.
INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Goldman Sachs Asset Management through which both traditional and synthetic GICs can be held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate of the contract is set at the start of the contract and typically resets monthly. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate on a constant duration synthetic GIC resets every month based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer-initiated events and changes in the qualification of the Plan, may limit the ability of the Stable Value Fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The components of investments at contract value at December 31, 2025 and 2024 were $121,066,889 and $128,966,334 of Synthetic GICs, respectively, and $3,099,392 and $3,327,172 of cash and equivalents, respectively.

5.
FAIR VALUE OF INVESTMENTS

The Plan estimates the fair value of investments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value:

•
Berkshire Hathaway Class B stock fund: Class B shares of Berkshire Hathaway (Symbol BRK-B) are valued at the closing price as reported on the New York Stock Exchange. The fund also consists of temporary investments in the Dreyfus Government Cash Mgmt Institutional Fund for liquidity purposes and is therefore classified within Level 2 of the valuation hierarchy.
•
Mutual funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.
•
Self-directed brokerage accounts: Valued at the NAV of underlying funds as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.
•
Common collective trust funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used from 2024 to 2025. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the investments of the Plan reported at fair value held by the Plan Trust as of December 31, 2025 and 2024 (in thousands):

	2025
	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$—	$100,972	$—	$100,972
Mutual funds	162,289	—	—	162,289
Self-directed brokerage accounts	5,789	—	—	5,789
Common collective trust funds	—	1,175,683	—	1,175,683
	$168,078	$1,276,655	$—	$1,444,733

	2024
	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$—	$99,595	$—	$99,595
Mutual funds	209,480	—	—	209,480
Self-directed brokerage accounts	5,275	—	—	5,275
Common collective trust funds	—	984,611	—	984,611
	$214,755	$1,084,206	$—	$1,298,961

6.
RISKS AND UNCERTAINTIES

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7.
PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. A total of 2,427 and 7,464 Class B shares for 2025 and 2024, respectively, of Berkshire Hathaway at a cost of $1,250,722 and $3,031,680 respectively, were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2025 and 2024, the fund sold or distributed to participants 21,829 and 20,976 Class B shares, respectively, of Berkshire Hathaway and received proceeds of $10,721,074 and $8,870,165, respectively. The realized gains on these sales were $7,146,211 and $5,589,735 for 2025 and 2024, respectively.

Fees charged to individual participant accounts for loan initiations, QDROs and brokerage account maintenance and paid to the Trustee, during the years ended December 31, 2025 and December 31, 2024 were $53,777 and $47,972, respectively. Fees charged to individual participant accounts for investment advice service and paid to Empower Advisory Group, LLC and Advised Assets Group, LLC during the years ended December 31, 2025 and December 31, 2024 were $737,440 and $677,784, respectively.

8.
TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated August 24, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements.

9.
PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time. In addition, the management of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.
SUBSEQUENT EVENTS

Effective January 1, 2026, the Company amended the Plan to require catch-up eligible participants whose FICA wages exceeded $145,000 in the prior plan year to make catch-up contributions on a Roth (after-tax) basis.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT

SHARING AND SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-0367600 - PLAN NO. 003

DECEMBER 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Participant loans	Various participant loans with interest rates ranging from 4.25% to 9.50%	$20,426,375
	Company Common Stock Fund
*	Berkshire Hathaway Class B Stock Fund	Berkshire Hathaway Class B Stock Fund	$100,972,202
	Target Retirement 2025 Fund
	State Street Investment Management Trust Company	Target Retirement 2025 Fund	$13,695,462
	Target Retirement 2030 Fund
	State Street Investment Management Trust Company	Target Retirement 2030 Fund	$119,799,457
	Target Retirement 2035 Fund
	State Street Investment Management Trust Company	Target Retirement 2035 Fund	$18,485,805
	Target Retirement 2040 Fund
	State Street Investment Management Trust Company	Target Retirement 2040 Fund	$133,205,907
	Target Retirement 2045 Fund
	State Street Investment Management Trust Company	Target Retirement 2045 Fund	$14,597,377
	Target Retirement 2050 Fund
	State Street Investment Management Trust Company	Target Retirement 2050 Fund	$128,357,935
	Target Retirement 2055 Fund
	State Street Investment Management Trust Company	Target Retirement 2055 Fund	$11,418,043

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Target Retirement 2060 Fund
	State Street Investment Management Trust Company	Target Retirement 2060 Fund	$32,252,028
	Target Retirement 2065 Fund
	State Street Investment Management Trust Company	Target Retirement 2065 Fund	$1,126,380
	Target Retirement 2070 Fund
	State Street Investment Management Trust Company	Target Retirement 2070 Fund	$468,796
	State Street S&P 500 Index Fund
	State Street Investment Management Trust Company	S&P 500 Index Fund	$320,013,858
	Stable Value Fund
	Goldman Sachs Asset Management	Stable Value Fund: Synthetic GICs	$121,066,889
		Interest-bearing cash	$3,099,392
	Target Retirement Income Fund
	State Street Investment Management Trust Company	Target Retirement Income Fund	$51,006,912
	Russell Large Cap Growth Ind. Fd.
	State Street Investment Management Trust Company	Russell Large Cap Growth Index Fund	$108,117,051
	Russell Large Cap Value Ind. Fd.
	State Street Investment Management Trust Company	Russell Large Cap Value Index Fund	$67,873,013
	Russell Small Mid Cap Ind. Fd.
	State Street Investment Management Trust Company	Russell Small Mid Cap Index Fund	$24,729,848
	Nomura Small Cap Value Fund	Nomura Small Cap Value Fund	$13,386,901
	Hartford Small Cap Growth	Hartford Small Cap Growth	$17,406,900

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Baird Aggregate Bond Fund	Baird Aggregate Bond Inst.	$90,648,128
	T Rowe Price Mid Cap Val Equity	T Rowe Price Mid-Cap Val Equity Trust D	$19,029,331
	Fidelity Advisor® Diversified Intl	Fidelity Advisor® Diversified Intl	$33,692,883
	DFA Emerging Markets Core Equity 2	DFA Emerging Markets Core Equity 2	$7,154,491
	State Street Global All Cap Equity	State Street Global All Cap Equity	$69,859,501
	Artisan International Small-Mid	Artisan International Small-Mid	$11,079,054
	Federated Hermes MDT Mid Cap Growth	Federated Hermes MDT Mid Cap Growth CL P	$30,566,769
	Self-Directed		$5,788,987
	TOTAL ASSETS AT END OF YEAR		$1,589,325,674

* Indicates a party-in-interest to the Plan

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

Date: May 28, 2026	By:	/s/ Trina Nally
Trina Nally
Chair, Employee Benefits Administrative Committee
Chief Human Resources Officer